UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

Contact:
Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE - ISRAEL LTD. REPORTS FINANCIAL RESULTS FOR
THE FOURTH QUARTER AND FULL YEAR 2007

- 2007: Sales Up 7.2% to NIS 7.0B with 4.3% Operating Margin -
- Q4: Sales Up 12.2% With 4.8% Increase in Same Store Sales and 4.3%
Operating Margin -

ROSH HA’AYIN, Israel - March 24, 2008 - Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced unaudited results for the fourth quarter and year ended December 31, 2007. All financial results are reported according to Israeli GAAP (Generally Accepted Accounting Principles).

Results for 2007

Revenues: Revenues for 2007 increased by 7.2% to NIS 6,982.3 million (U.S. $1,815.5 million)s (a) compared to NIS 6,515.0 million in 2006. The increase reflects: 1) the addition of 16,322 square meters of selling space resulting from the opening of eight new stores during the year; 2) the 1.2% rise in Same Store Sales, which reflects the success of the new Mega In Town format; 3) the ongoing expansion of operations of Bee Group Retail (“Bee Group”) (formerly Kfar Ha’Shaashuim), including the consolidation during the year of the revenues of Vardinon Textile Ltd. (TASE: WRDT) (“Vardinon”), which the Company acquired (through its subsidiary, Bee Group) in the second quarter of 2007, and of Naaman Porcelain Ltd. (TASE:NAMN) (“Naaman”), which the Company acquired (through its subsidiary, Bee Group) in the fourth quarter of 2007; and 4) the consolidation of Eden Briyut Teva Market Ltd. (“Eden Teva”), which the company acquired in the fourth quarter of 2007, adding 3,100 square meters of selling space in two new branches.

Gross Profit: Gross profit for 2007 increased by 8.9% to NIS 1,852.8 million (U.S. $481.7 million) compared to NIS 1,702.1 million in 2006. Gross margin for the period increased to 26.5% compared to 26.1% in 2006, reflecting improved agreements with suppliers and the higher profitability of sales generated by the Company’s subsidiary Bee Group Retail, moderated by a strongly competitive environment and an increased proportion of discount sales in the revenue mix.

Revaluation of Investment Property: In compliance with Israeli GAAP Accounting Standard No. 16, the Company adjusted the value of its investment property to reflect their fair market value. In 2007, the Company recorded non-cash income of NIS 10.5 million (U.S. $2.7 million) in accordance with the Standard.

Selling, General, and Administrative Expenses: Selling, General, and Administrative expenses in 2007 increased by 11.9% to NIS 1,562.5 million (U.S. $406.3 million) (22.4% of revenues) compared to NIS 1,396.8 million (21.4% of revenues) in 2006. The increase derived mainly from the expenses of opening eight new stores, the marketing activities associated with the launch of the Mega In Town chain, an increase in employee wages; and expenses linked to the Israeli CPI such as rent and municipal taxes. In addition, the expenses increased due to the consolidation, for the first time, of the companies detailed above.

Operating Income: Operating income for 2007 was NIS 300.7 million (U.S. $78.2 million), a decrease of 1.5% compared to NIS 305.2 million in 2006. The decrease reflects the period’s increased operating expenses, mitigated by higher revenues and gross profit. Operating margin for the period was 4.3% compared to 4.7% in 2006.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): EBITDA for 2007 was NIS 423 million (U.S. $110 million) compared to NIS 436 million in 2006. EBITDA margin for the period was 6.1% compared to 6.7% in 2006.

Financial Expenses: Financial expenses for 2007 were NIS 54.8 million (U.S. $14.2 million) compared to NIS 42.4 million in 2006. The increase derived primarily from a rise in the “Known” price index.

Other Income: In 2007, the Company recorded other income of NIS 3.3 million (U.S. $0.9 million). In 2006 the Company recorded other income of NIS 78.0 million, consisting primarily of: 1) the capital gains associated with the IPO of BSRE, the Company’s real estate subsidiary; 2) the sale of a portion of the Company’s holdings in BSIP; and 3) non-cash income recorded in compliance with Israel Accounting Standard No. 15 - Impairment of Assets.

Taxes on Income: Taxes on income for 2007 were NIS 68.5 million (U.S. $17.8 million), a decrease of 29.1% compared to NIS 96.7 million in 2006. The tax rate for the year was 27.5% compared to 28.4% for 2006, reflecting the decline of the corporate tax rate during the period from 29% to 27% and inflation’s effect on the Israeli tax calculation.

Net Income: Excluding the capital gains and other income for all periods as explained above, net income for 2007 increased by 5.0% compared to 2006. Net income for 2007 was NIS 150.2 million (U.S. $39.1 million), or NIS 3.55 per ADS (U.S. $0.92) (NIS 3.42 per fully diluted ADS), compared to NIS 213.9 million, or NIS 5.46 per ADS (NIS 4.92 per fully diluted ADS), for 2006.

Other Operating Data

•	The Company’s Same Store Sales for 2007 increased by 1.2%.

•	During 2007, the Company opened ten supermarkets, adding a net total of 19,401 square meters to the chain.

•	During the fourth quarter, the Company acquired 51% of Eden Briyut Teva Market Ltd., one of Israel’s largest retailers of organic, natural and health food products.

•	The Company’s subsidiary, Bee Group Retail Ltd., operates 232 retail outlets with activities in the toy, housewares, gift, baby and textile sectors.

Dividends

On April 12, 2007, the Company paid a dividend of NIS 60 million.

On October 8, 2007, the Company paid a dividend of NIS 220 million.

Employee Share Option Plan

At their most recent meetings, Blue Square's Board of Directors and its Compensation Committee and Audit Committee approved the granting of options to approximately 300 Blue Square officers and managers ( including store managers) under Blue Square's recently adopted Share Option Plan. As part of this approval, the Board of Directors and its Audit Committee revised the option package granted to Blue Square's President and Chief Executive Officer, Mr. Zeev Vurembrand, approving a grant of 800,000 options to Mr. Vurembrand according to his employment agreement at an exercise price to be determined equal to the average of the Company’s share’s closing price for the 30 trading days prior to the date of grant.

Results for the Fourth Quarter

Revenues: Revenues for the fourth quarter of 2007 increased by 12.2% to NIS 1,784.5 million (U.S. $464.0 million) compared with NIS 1,590.4 million in the fourth quarter of 2006. The increase reflects the quarter’s strong 4.8% rise in Same Store Sales, together with the addition of the selling space of eight stores during the previous twelve months, and the consolidation, for the first time, of the sales of Vardinon, Naaman and Eden Teva.

Gross Profit: Gross profit for the fourth quarter of 2007 increased by 11.6% to NIS 477.8 million (U.S. $124.2 million) compared to NIS 428.2 million in the fourth quarter of 2006. This reflects the factors discussed above, including improved agreements with suppliers and the higher profitability of Bee Group Retail sales, moderated by a strongly competitive environment and the increased proportion of discount sales. Gross margin for the period decreased slightly to 26.8% from 26.9% in the fourth quarter of 2006.

Revaluation of Investment Property: see above

Selling, General, and Administrative Expenses: The Company’s Selling, General, and Administrative expenses for the fourth quarter of 2007 increased by 15.1% to NIS 410.8 million (U.S. $106.8 million) compared to NIS 357.0 million in the fourth quarter of 2006. The increase reflects activities associated with the successful launch of the Mega In Town chain, including renovations, advertising, marketing and other expenses; the opening of eight new stores during the year; and the consolidation of Vardinon, Naaman and Eden Teva for the first time.

Operating Income: Operating income for the fourth quarter of 2007 increased by 8.7% to NIS 77.4 million (U.S. $20.1 million) compared to NIS 71.2 million in the fourth quarter of 2006. The increase reflects the quarter’s stronger sales and gross profit together with the non-cash contribution of the revaluation of the Company’s investment property, moderated by the increase in Selling, General and Administrative expenses. Operating margin for the period was 4.3% compared to 4.5% in the fourth quarter of 2006.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA for the fourth quarter of 2007 was NIS 102.5 million (U.S. $26.5 million) compared with NIS 104 million in the fourth quarter of 2006. EBITDA margin for the period was 5.7% compared with 6.6% in the fourth quarter of 2006.

Financial Expenses (Income): In the fourth quarter of 2007, the Company recorded financial expenses (net) of NIS 10.0 million (U.S. $2.6 million), while in the fourth quarter of 2006 it recorded financial income of NIS 2.4 million. The difference derives primarily from the “Known” CPI Index to which most of the Company’s loans and debentures are linked, which was unchanged during the period, compared to the fourth quarter of 2006, in which the “Known” CPI index decreased by 1.72%. In addition, financial income decreased due to a reduction in the balance of the Company’s income-generating cash and cash equivalents.

Other Income: In the fourth quarter of 2007, the Company recorded other income of NIS 5.8 million (U.S. $1.5 million), reflecting non-cash income recorded in compliance with Israeli Accounting Standard No. 15 - Impairment of Assets following the Company’s review of the carrying value of its assets. In the fourth quarter of 2006, the Company recorded other income of NIS 30.1 million, which included non-cash income recorded in compliance with Israeli Accounting Standard No. 15 - Impairment of Assets, and from the sale to the public of 0.7% of the shares of the Company’s BSIP subsidiary.

Taxes On Income: Taxes on income for the fourth quarter of 2007 were NIS 22.6 million (U.S. $5.9 million), a decrease of 37.0% compared to NIS 35.9 million in the fourth quarter of 2006. The tax rate for the quarter was 30.9% compared to 34.6% in the fourth quarter of 2006, reflecting the decline of the corporate tax rate during the period from 29% to 27% and inflation’s effect on the Israeli tax calculation.
.
Net Income: Excluding Other Income for all periods as explained above, net income for the fourth quarter of 2007 increased by 16.2% compared to the fourth quarter of 2006. Net income for the fourth quarter of 2007 was NIS 42.0 million (U.S. $11.0 million), or NIS 0.97 per ADS (U.S.$ 0.25) (NIS 0.92 per fully diluted ADS). Net income for the fourth quarter of 2006, was NIS 56.8 million, or NIS 1.43 per ADS (NIS 1.26 per fully diluted ADS).

Other Operating Data:

•	The Company’s Same Store Sales for the fourth quarter of 2007 increased by 4.8%.

•	During the fourth quarter of 2007, the Company added three stores (including two Eden Teva branches), adding a net total of 3,421 square meters to the chain.

Comments of Management

Commenting on the results, Mr. Zeev Vurembrand, Blue Square’s President and CEO since March 2, 2008, said, “2007 was a year of expansion and diversification which has taken our business to a new level. On the supermarket front, the Company’s bold launch of the Mega In Town neighborhood discount format has been a success, delivering top-line and bottom-line performance that has exceeded our plans and expectations. In parallel, the Company’s continued build-out of our premier Mega and Shefa chains, together with its strong move into the premium-organic sector through the acquisition of Eden Teva Markets, has strengthened our leadership position. On the Non-Food front, during 2007 we acquired Naaman Porcelain and Vardinon Textile (both through Bee Group), and intend to launch three large-format housewares stores under our new ‘Bee’ brand.”

Mr. Vurembrand continued, “In the year ahead, the entire organization is focused on achieving the next level of growth for our business. To motivate all of our forces towards achieving this goal, the Board of Directors has recently approved the grant of options to approximately 300 of our store managers, officers and other employees, a means by which we are directly linking compensation with results. Our specific plans for 2008 include the opening of 8-10 supermarkets nationwide, the expansion of our Eden Teva chain, and the continued development of each of our strong brands, all while continuing to focus on customer satisfaction and efficiency. As I take over as Blue Square’s CEO, I am excited regarding the opportunities ahead and confident in the ability of this leading group to achieve our goals.”

IFRS - International Financial Reporting Standard

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (“IFRS”)” (hereinafter: “the Standard”). The Standard states that companies subject to the Securities Law - 1968 are to prepare their financial statements for the reporting periods commencing January 1, 2008 according to the International Financial Reporting Standards (IFRS). The opening balance sheet according to IFRS will be as of January 1, 2007 (the date of the Company’s transition to IFRS). The initial implementation of IFRS will be effected along with the implementation of IFRS 1, “First Time Adoption of International Financial Reporting Standards,” for the purposes of the transition. In the financial statements prepared according to the IFRS regulations in the first year of adoption, the Company is obliged to show comparative figures for only one year.

The Company is preparing for the adoption of the IFRS standards and has examined the substantive implications for the Company as a result of the adoption of these standards.

The determination of the quantitative effect of the transition to reporting under IFRS is expected to be completed during the next few months. The effect will be detailed within the notes of the Company’s audited financial statements as of December 31, 2007.

Potential Boycott of Blue Square Stores By Certain Ultra-Orthodox Communities

During the past few days, Blue Square has learned from articles in the local press that certain sectors within Israel’s ultra-Orthodox Jewish population segment are considering mounting a boycott against Blue Square's stores. The proposed boycott is in response to the fact that Israel’s AM:PM convenience stores, a network of stores operated under Dor-Alon Energy, a publicly-traded company controlled by Blue Square’s controlling shareholder, is open for business on Saturday, the Jewish Sabbath. None of Blue Square’s stores are open for business on Saturday, and several of its Shefa Shuk stores are designed to appeal directly to the ultra-Orthodox sector. At this point, no effect on sales has been noticed. However, if the boycott materializes, it might have an adverse effect on sales. The Company is at this point to assess whether such a boycott will materialize and, if it does, the exact effect that it might have on Blue Square’s business.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at December 31, 2007: U.S. $1.00 equals NIS 3.846. The translation was made solely for the convenience of the reader.

##

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 188 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE - ISRAEL LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2007
(UNAUDITED)

	December 31,		Convenience translation(a)December 31,
	2006	2007	2007
	NIS		U.S. dollars
	Unaudited		Unaudited
	In thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	186,454	56,410	14,667
Marketable securities	65,287	199,394	51,845
Short-term bank deposit	526,459	103,498	26,911
Trade receivables	672,605	776,251	201,833
Other accounts receivable	119,028	139,650	36,310
Inventories	* 377,561	453,655	117,955
Total current assets	1,947,394	1,728,858	449,521

INVESTMENTS AND LONG TERM RECEIVABLES:

Investments in associated companies	4,762	4,948	1,287
Other long-term receivables	2,618	48,289	12,556
	7,380	53,237	13,843
FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION AND AMORTIZATION	** 1,778,755	1,860,203	483,672
INVESTMENT PROPERTY	** 222,057	315,778	82,106
DEFERRED TAXES	16,789	22,301	5,798
INTANGIBLE ASSETS AND DEFERRED CHARGES, NET OF ACCUMULATED AMORTIZATION	99,358	251,994	65,521
	4,071,733	4,232,371	1,100,461

* Reclassified
** Reclassification in respect of retrospective application of change in accounting policy.
*** As of December 31, 2007, presented based on the fair value model and as of December 31, 2006 presented at cost.

BLUE SQUARE - ISRAEL LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2007
(UNAUDITED)

	December 31,		Convenience translation(a) December 31,
	2006	2007	2007
	NIS		U.S. dollars
	Unaudited		Unaudited
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks	211,152	137,864	35,846
Current maturities of debentures	53,706	69,859	18,164
Trade payables	* 938,007	973,461	253,111
Other accounts payable and accrued expenses	409,153	447,230	116,284
Total current liabilities	1,612,018	1,628,414	423,405
LONG-TERM LIABILITIES:
Long-term loans from banks, net of current maturities	* 119,574	293,280	76,256
Debentures, net of current maturities	827,558	772,827	200,943
Convertible debentures, net of current maturities	214,794	143,158	37,223
Deferred income taxes	30,198	51,638	13,426
Liability for employee rights, net of amount funded	35,527	43,909	11,417
Total long-term liabilities	1,227,651	1,304,812	339,265
CONTINGENT LIABILITIES AND COMMITMENTS
Total liabilities	2,839,669	2,933,226	762,670
MINORITY INTEREST	239,142	274,311	71,324
SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares as of December 31, 2007 and 2006; Issued and outstanding 43,372,819 and 39,692,983 shares as of December 31, 2007 and 2006, respectively	53,414	57,094	14,845
Additional paid-in capital	737,756	845,168	219,752
Dividend declared subsequent to balance sheet date	60,000	-	-
Unappropriated	141,752	122,572	31,870
Total shareholders’ equity	992,922	1,024,834	266,467
	4,071,733	4,232,371	1,100,461

* Reclassified.

BLUE SQUARE - ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE AND THREE MONTH PERIODS
ENDED DECEMBER 31, 2007
(UNAUDITED)

	Year ended December 31,		Three months ended December 31,		Convenience translation(a) for the three months ended December
	2006	2007	2006	2007	31, 2007
	Audited	Unaudited	Unaudited	Unaudited	Unaudited
	NIS				U.S. Dollars
	In thousands (except share and per share data)

Sales	6,515,035	6,982,350	1,590,405	1,784,513	463,992
Cost of sales	4,812,952	5,129,520	1,162,182	1,306,722	339,761
Gross profit	1,702,083	1,852,830	428,223	477,791	124,231

Revaluation of Investment property	-	10,456	-	10,456	2,719
Selling, general and administrative expenses	1,396,877	1,562,555	357,040	410,841	106,823
Operating income	305,206	300,731	71,183	77,406	20,127
Financial income (expenses), net	(42,368)	(54,798)	2,352	(10,003)	(2,601)
	262,838	245,933	73,535	67,403	17,526
Other income, net	78,022	3,355	30,105	5,770	1,500
Income before taxes on income	340,860	249,288	103,640	73,173	19,026
Taxes on income	96,660	68,495	35,861	22,609	5,879
Income after taxes on income	244,200	180,793	67,779	50,564	13,147
Share in profits of associated companies, net	1,284	186	572	49	13
Minority interest in profits of subsidiaries, net	31,573	30,757	11,513	8,649	2,249
Net income	213,911	150,222	56,838	41,964	10,911

Net income per ordinary share or ADS:
Basic	5.46	3.55	1.43	0.97	0.25
Fully diluted	4.92	3.42	1.26	0.92	0.24
Weighted average number of shares or ADS used for computation of income per share or ADS:
Basic	39,207,214	42,355,339	39,690,815	43,372,819	43,372,819
Fully diluted	44,939,831	45,134,184	44,939,831	44,793,242	44,793,242

BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA
FOR THE YEAR AND THREE MONTH PERIODS
ENDED DECEMBER 31, 2007
(UNAUDITED)

	For the year ended December 31		For the three months ended December 31		Convenience translation(a) for the three months ended December 31
	2006	2007	2006	2007	2007
	NIS	NIS	NIS	NIS	U.S.$
	Unaudited				Unaudited

Sales (in millions)	6,515	6,982	1,590	1,785	464

Operating income (in millions)	305	301	71	77	20

EBITDA (in millions)	436	423	104	102	26

EBITDA margin	6.7%	6.1%	6.6%	5.7%	NA

Increase in same store sales*	5.3%	1.2%	4.5%	4.8%	NA

Number of stores at end of period	175	185	175	185	NA
Stores opened during the period	7	10	1	3	NA

Total square meters at end of period	323,304	342,705	323,304	342,705	NA
Square meters added during the period, net	11,304	19,401	1,139	3,421	NA

Sales per square meter	19,739	19,905	4,773	4,977	1,291

Sales per employee (in thousands)	938	937	227	234	61

* Compared with the same period in the prior fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD.

By:	/s/ Elli Levinson Sela

Elli Levinson Sela, Adv. General Counsel & Corporate Secretary
Dated: March 24, 2008